Mail Stop 3561

April 4, 2008

Mr. Joseph Cala
 President and Chief Financial Officer
CALA CORPORATION
13 Main Street
Titusville, Florida 32796

>   **Re: Cala Corporation**
>   **Form 10-KSB/A for the year ended December 31, 2006**
>   **Filed March 28, 2008**
>   **File No. 0-15109**

Dear Mr. Cala:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments in future filings, beginning with your December 31, 2007 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-KSB (Fiscal Year Ended December 31, 2006), As Amended

General

1.   Please sign and date your correspondence letter to us regarding our comment letter dated August 10, 2007, and file your letter on EDGAR as correspondence as soon as possible. Refer to Rule 101(a)(3) of Regulation S-T.

2.   In addition, your response letter should be expanded to provide us with the written representation contained on the last page of our August 10, 2007 comment letter. For your convenience, we have reproduced that section as follows:

> *"We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.*
>
> *In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:*
>
> · *the company is responsible for the adequacy and accuracy of the disclosure in the filing;*
>
> · *staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and*
>
> · *the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.*
>
> *In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."*

Table of Contents, page 2

3.   We note that you have assigned the description of certain information to item numbers that are different from the required item numbers listed under Parts II and III of the Form 10-KSB. For example, your listing of "Item 12. Controls and Procedures" should instead be designated as "Item 8A. Controls and Procedures" and "Item 8B. Other Information" and included under Part II rather than Part III. Another example is your listing of "Item 13. Principal Accountant Fees and Services," which should instead be designated as Item 14. Please ensure that all of the items listed in the table of contents and included in the filing are consistent with the Items numbers specified by the Form 10-KSB document. Please revise in future filings, beginning with your December 31, 2007 Annual Report on Form 10-KSB.

Legal Proceedings, page 4

4.   We have reviewed your response to our prior comment 5. It appears you did not respond
to our comment as the disclosures in the amended December 31, 2006 Form 10-KSB
remained unchanged from the original filing. As such, we reiterate our comment as
follows: *"Please expand to discuss the nature of the $2.7 million judgment against
I.M.O.I.L, Gisella Manciniand Quirino Caparelli. In this regard, explain your
relationship with this entity and describe the circumstances in which the litigation and
judgment arose, and the reasons why you believe collection is uncertain."* Please revise
in future filings, beginning with your December 31, 2007 Annual Report on Form 10-
KSB. Please note that continued disclosure of this litigation is required until the
contingency is resolved. See paragraph 17 of FAS No. 5.

Management's Discussion and Analysis

Twelve-Month Plan of Operation, page 6

5.   We have reviewed your response to our prior comments 6, 7, and 8. It appears you did
not respond to our comment as the disclosures in the amended December 31, 2006 Form
10-KSB remained unchanged from the original filing. As such, we reiterate our
comments as follows, which should be reflected in future filings, beginning with your
December 31, 2007 Annual Report on Form 10-KSB:

*   *Please expand to provide details as to the expected timetable, or range thereof, of
    each of the three phases of your project to build the UnderSea Resort & Casino,
    Undersea Residence, and the Residence Fractional Ownership. It is unclear as to
    the stage of development (including amount of financing received or commitment,
    if any, and costs incurred) of each component of the overall project during the
    current fiscal year and as of the end of the fiscal year. Please also provide an
    estimate of the aggregate future costs to be incurred for each of the three phases
    of your project.*

*   *Please disclose the facts and circumstances surrounding your basis of belief that
    the average residential development should generate approximately $600 million
    while the total development cost should run around $460 million. Please qualify
    your disclosure that "Therefore, the management believes that the project has a
    great chance of success" with added disclosure that there can be no assurance
    that (i) such individual unit or fractional ownership will be sold or significant
    revenue will be generated, and (ii) anticipated costs will not be significantly
    exceeded by actual costs incurred. This comment also applies to the "Business
    Development" section of your filing.*

*   *Provide a discussion as to the size and magnitude of the project, including a
    separate description of each of the proposed properties to be developed. For*

> *example, describe the number of units and amenities to be included in the Undersea Residence, and disclose its proposed location. Also, clarify whether the Residence Fractional Ownership describes the type of ownership to be held in the Undersea Residence, or whether this is a distinct and separate phase of the overall project.*

6.   We have reviewed your response to our prior comment 9. We are not clear as to your basis for not disclosing the requested information as the stock compensation costs are classified within operating expenses as 'general and administrative expense' and not discontinued operations. As such, we reiterate our comment, which should be reflected in future filings, beginning with your December 31, 2007 Annual Report on Form 10-KSB:

> *"As it appears that a significant portion, approximately $625,000 and $440,000 for fiscal year 2006 and 2005, respectively, of the statement of operations' line item, "General and Administrative Expense," represents stock compensation expense, based on disclosures in the statements of cash flows, we believe this cost should be discussed in MD&A as a substantial component of ongoing operating costs. Discuss the nature of the remaining general and administrative expenses."*

Risk Factors Connected with Plan of Operation: (a) Limited Prior Operations…page 7

7.   We have reviewed your response to our prior comment 11. Please include the second paragraph of your response in future filings, beginning with the December 31, 2007 Annual Report on Form 10-KSB. In particular, your response appears to address the second sentence of our previous comment 11 as follows: *"Further disclose whether your officers, directors, or significant shareholders have committed to providing you with any advances or loans to finance your business operations, and disclose the amount of any lines or letters of credit available. If none, so state."*

Critical Accounting Policies, page 10

8.   We note your amended disclosure made in response to our prior comment 12. However, your disclosure does not fully address our previous comment, and as such, we have reiterated the comment as follows, which should be reflected in future filings, beginning with your December 31, 2007 Annual Report on Form 10-KSB: *"Please expand this section to disclose your critical accounting policy for expensing and capitalizing "development costs" as it pertains to your planned business operations, and the use of estimates and assumptions with regard to your policy for "stock compensation" expense. Disclose the implications of adopting SFAS No. 123(R)."*

Financial Statements

Report of Independent Registered Public Accounting Firm, page 17

9.   We have reviewed your response to our prior comment 15. Generally, when an
independent registered public accounting firm is located and licensed in a city and State
that is not the location of the Registrant's principal place of operations, we may inquire
as to whether the independent registered public accounting firm also has a separate office
in the city and State of the Registrant that is duly licensed to perform audits in that State.
Accordingly, tell us how your auditors were able to perform an audit of your operations
in compliance with the licensing requirements for audits of companies in the State of
Florida. We reiterate our prior comment as follows, and may have additional comment
after review of your response: *"We note your independent auditors, De Joya Griffith &
Company, LLC, are located in Henderson, Nevada, and are registered with the Public
Company Accounting Oversight Board. As your headquarters are located in Titusville,
Florida, tell us whether De Joya Griffith & Company, LLC is also licensed in the State of
Florida."*

Note 2. Summary of Significant Accounting Policies, page 24

C. Loss per share

10.   We have reviewed your response to prior comment 21 and are unable to locate any
revisions to your disclosure. As such, we reiterate our comment (as revised) as follows:
*"In your description, please revise to clarify that the calculation of "basic" loss per
share will not reflect any potential dilutive securities (i.e., only reflects shares actually
outstanding), while "diluted" loss per share will give effect to potential dilutive
securities (but only if their effect is dilutive). For guidance, refer to paragraphs 8 and 11
of SFAS No. 128."* Please revise in future filings, beginning with your December 31,
2007 Annual Report on Form 10-KSB.

G. Revenue Recognition

11.   In connection with your changes made in response to prior comment 17 pertaining to the
reclassification of "rental income" to other income, please revise your disclosure in this
paragraph to indicate you have not begun any revenue-producing activity and that rental
income generated by subleasing space in your office building in Florida is included as a
component of "other income" and is not considered revenue.

Note 5. Related Party Transactions, page 26

12.   We have reviewed your response to our prior comment 22. Refer to the transaction
whereby 7,166,425 common shares were returned by the President of the Company and
cancelled for a note payable of approximately $215,000 and then such shares were
reissued to an unrelated party. Since there appears to have been two transactions, one
with the President of the Company and another with an unrelated party, both transactions
should be separately listed in the statements of stockholder's equity for fiscal 2006 and
separately listed in the statements of cash flows within the Supplemental schedule of

non-monetary transactions. Please revise in future filings, beginning with your December 31, 2007 Annual Report on Form 10-KSB.

Note 12. Development Cost, page 29

13.   We have reviewed your response to our prior comment 24. Please include the information in this response in future filings, beginning with the December 31, 2007 Annual Report on Form 10-KSB. In addition, disclose the amount of cost expensed in each of the two most recent fiscal years in connection with this project.

Exhibit 31. Certification Pursuant to Securities Exchange Act Rule 13a-14(a)

14.   We have reviewed your amended disclosures in response to our prior comment 27. In future filings, beginning with your December 31, 2007 Annual Report on Form 10-KSB, please examine each paragraph for consistency with the language required by Exhibit 31 of Item 601 of Regulation S-B. We have reproduced a sample certification as follows for your guidance:

> *I, Joseph Cala, certify that:*
>
> *1. I have reviewed this annual report on Form 10-KSB of Cala Corporation;*
>
> *2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;*
>
> *3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;*
>
> *4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the small business issuer and have:*
>
> > *(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;*
> >
> > *(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;*

(c) *Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and*

(d) *Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and*

5. *The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):*

(a) *All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and*

(b) *Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.*

Date:

_____
_____

[Signature]

[Title]

Form 8-K (Filed on March 10, 2008)

15.   We note your disclosure regarding the execution of a contract with the Odys Shipyard for approximately $1 Billion. Please file this material contract as an Exhibit 10 to your December 31, 2007 Annual Report on Form 10-KSB.

16.   In your December 31, 2007 Annual Report on Form 10-KSB, include a description of the material terms of your contract with the Odys Shipyard. In this regard, we note the disclosure in your March 10, 2008 Form 8-K that states your intention not to start construction until the ships have been pre-sold and paid by the prospective buyers. Please set forth in detail the financial obligations you have undertaken with respect to your contract with Odys Shipyard. Include the amount of any required deposits and whether the contract contains any "milestones" for performance which, if not met, could

cause cancellation of the contract. Also, discuss any penalties for non-performance and any other relevant terms and conditions of your contract with Odys Shipyard.

17.   In your March 10, 2008 Form 8-K, you refer to prospective buyers for the undersea resort ships that appear to be the subject of your contract with the Odys Shipyard. Thus, it is unclear what role your company intends to pursue with respect to these ships. Please clarify whether you intend to purchase these ships and account for them as fixed assets in your financial statements. If so, disclose how you intend to fund the purchase of these assets.

18.   You state that your $1 Billion contract with Odys Shipyard does not include any costs for furniture, fixtures, equipment, and interior design. Please expand your disclosure to discuss the estimated amount of these costs and how you intend to fund these costs.

19.   In your March 10, 2008 Form 8-K, you state that you have received confirmation from the NYC Harbor Department to dock your future resort ships on the Hudson River. If this confirmation is in writing, please provide us with a copy of such confirmation. Also, in your December 31, 2007 Annual Report on Form 10-KSB, discuss the expected docking fees and/or other expenses associated with this arrangement.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief